Filed in the Office of	Business Number C18211-2002
[signature]	Filing Number 20254815084
Secretary of State State Of Nevada	Filed On 04/10/2025 17:24:50 PM
	Number of Pages 4

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT

PARKS AMERICA, INC., a corporation organized and existing under and by virtue of the Nevada Revised Statutes (the "Corporation"),

DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Parks America, Inc. The original Articles of Incorporation of the Corporation were filed with the Nevada Secretary of State on July 17, 2002 and Amended Articles of Incorporation were filed with the Nevada Secretary of State on January 26, 2004.

SECOND: The Articles of Incorporation have been duly adopted in accordance with Section 78.390 of the Nevada Revised Statutes (the "Revised Statutes") and by the written consent of the Corporation's stockholders in accordance with Sections 78.320 and 78.390 of the Revised Statutes.

THIRD: To accomplish the foregoing Amendment to the Articles of Incorporation of the Corporation, ARTICLE IV-A of the Articles of Incorporation of the Corporation, as amended, shall be deleted in its entirety and replaced with the following:

"**ARTICLE IV-A**: Effective as of 5:00 p.m. (Eastern Time Zone) on April 25, 2025 (the "Effective Time"), every 500 shares of the Corporation's Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be reclassified, combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the "Reverse Split") and without increasing or decreasing the authorized number of shares of Common Stock; *provided, however*, no fractional shares of Common Stock shall be issued in connection with the Reverse Split to any person that held fewer than 500 shares of the Corporation's Common Stock immediately prior to the Reverse Split and, in lieu thereof, such holder of fewer than 500 shares of the Corporation's Common Stock who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Split Common Stock otherwise issuable to such holder), shall be entitled to receive cash (without interest) for such holder's fractional shares in an amount equal to such fraction multiplied by the Fractional Share Value (as defined below). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of post-Reverse Split Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent.

As used herein, "Fractional Share Value" shall mean the average of the closing sales prices of the Common Stock quoted on the National Quotation Bureau pink sheets for the five consecutive trading days immediately preceding the effective date of the Reverse Split (with such average closing sales prices being adjusted to give effect to the Reverse Split)."

FOURTH: That, pursuant to resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with the Nevada Revised Statues, at which meeting the necessary number of shares as required by applicable law was voted in favor of the Amendment.

FIFTH: That said Amendment was duly adopted in accordance with the Nevada Revised Statues.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Articles of Incorporation to be executed on this 1st day of April, 2025.

PARKS AMERICA, INC.

By: Geoffrey Gannon

Name: *Geoffrey Gannon*

Title: President